UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 18, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Insignia Systems, Inc.

File No. 001-13471 - CF#24686

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Insignia Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to Form 10-K filed on March 30, 2009 as amended on January 29, 2010.

Based on representations by Insignia Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director